CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	January 31	October 31
(thousands of U.S. dollars, except share amounts)	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$107,932	$122,802
Accounts receivable	40,808	45,146
Notes receivable (Notes 6(b) and 6(c))	17,293	16,976
Inventories (Note 3)	37,157	29,071
Income taxes recoverable (Note 14)	10,902	10,883
Current portion of deferred tax assets (Note 14)	6,105	6,105
Other current assets (Note 4)	32,600	12,480
Assets of discontinued operations	813	3,024
Total current assets	253,610	246,487

Property, plant and equipment, net	108,586	111,664
Deferred tax assets (Note 14)	72,308	80,725
Long-term investments (Note 5)	4,123	4,051
Other long-term assets (Note 6)	114,702	111,029
Total assets	$553,329	$553,956
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$19,968	$18,969
Accrued liabilities (Note 7)	64,827	83,034
Current portion of long-term debt (Note 8)	4,116	4,050
Current portion of deferred revenue	8,336	7,542
Liabilities of discontinued operations (Note 20)	9,180	12,459
Total current liabilities	106,427	126,054

Long-term debt (Note 8)	41,614	40,100
Deferred revenue	8,655	9,431
Other long-term liabilities	41,516	40,782
Total liabilities	198,212	216,367

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; 67,238,653 shares issued; 66,922,289 and 67,238,653 shares outstanding, respectively (Note 10)	273,859	273,859
Treasury shares, at cost – 316,364 and nil shares, respectively (Note 10)	(3,458)	-
Additional paid-in capital	81,788	81,909
Accumulated deficit	(177,505)	(192,539)
Accumulated other comprehensive income	180,433	174,360
Total shareholders’ equity	355,117	337,589
Total liabilities and shareholders’ equity	$553,329	$553,956

Commitments and contingencies (Note 20)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]		Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2011	2010
Revenues	$69,982	$45,474
Costs and expenses
Direct cost of revenues	35,198	26,681
Selling, general and administration	16,148	22,052
Depreciation and amortization	5,305	6,792
Restructuring (recovery) charges (Note 12)	(308)	33,677
Change in fair value of embedded derivatives	(18,615)	(1,724)
Other expenses, net (Note 13)	1,670	1,642
Total costs and expenses	39,398	89,120
Operating income (loss) from continuing operations	30,584	(43,646)
Interest expense	(1,055)	(988)
Interest income	2,476	1,486
Equity loss (Note 5)	(128)	(75)
Income (loss) from continuing operations before income taxes	31,877	(43,223)
Income tax expense (Note 14)	8,450	96
Income (loss) from continuing operations	23,427	(43,319)
Loss from discontinued operations, net of income taxes	(1,881)	(99,557)
Net income (loss)	$21,546	$(142,876)

Basic and diluted earnings (loss) per share (Note 9)
- from continuing operations	$0.35	$(0.36)
- from discontinued operations	(0.03)	(0.83)
Basic and diluted earnings (loss) per share	$0.32	$(1.19)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2011	2010
Net income (loss)	$21,546	$(142,876)
Foreign currency translation	6,012	41,791
Unrealized gain on net investment hedge, net of tax of $nil and $44, respectively	-	2,444
Realized gain on net investment hedge due to divestitures, net of tax of $nil and $16,639, respectively	-	(23,242)
Unrealized gain on available-for-sale assets, net of tax of $(92) and $47, respectively	61	42
Reclassification of realized loss on derivatives designated as cash flow hedges, net of tax of $nil and $nil, respectively	-	51
Pension liability adjustments, net of tax of $nil and $nil, respectively	-	115
Other comprehensive income	6,073	21,201
Comprehensive income (loss)	$27,619	$(121,675)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2011	2010
Operating activities
Net income (loss)	$21,546	$(142,876)
Loss from discontinued operations, net of income taxes	(1,881)	(99,557)
Income (loss) from continuing operations	23,427	(43,319)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities relating to continuing operations (Note 15):
Items not affecting current cash flows	(13,808)	42,051
Changes in operating assets and liabilities	(18,875)	17,366
Cash (used in) provided by operating activities of continuing operations	(9,256)	16,098
Cash used in operating activities of discontinued operations	(5,211)	(29,872)
Cash used in operating activities	(14,467)	(13,774)
Investing activities
Purchase of property, plant and equipment	(907)	(1,863)
Increase in restricted cash	(566)	(19,107)
Cash used in investing activities of continuing operations	(1,473)	(20,970)
Cash provided by investing activities of discontinued operations	1,410	628,226
Cash (used in) provided by investing activities	(63)	607,256
Financing activities
Repayment of long-term debt	-	(22,734)
Decrease in bank indebtedness	(1,193)	-
Repurchase of Common shares	(1,060)	-
Cash used in financing activities of continuing operations	(2,253)	(22,734)
Cash used in financing activities of discontinued operations	-	(496)
Cash used in financing activities	(2,253)	(23,230)
Effect of foreign exchange rate changes on cash and cash equivalents	1,913	2,081
Net (decrease) increase in cash and cash equivalents during the period	(14,870)	572,333
Cash and cash equivalents, beginning of period	122,802	298,203
Cash and cash equivalents, end of period	$107,932	$870,536

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

1.	Basis of presentation

The unaudited consolidated financial statements of Nordion Inc. (Nordion or the Company) have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s audited annual consolidated financial statements for the year ended October 31, 2010, except as disclosed in Note 2.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. In management’s opinion, the unaudited consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the interim results reported. The year-end consolidated balance sheet data was derived from audited financial statements, but do not include all of the annual disclosures required by GAAP. These consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2010.

2.	Changes in significant accounting policies and recent accounting pronouncements

(a) Significant accounting policies
On November 1, 2010, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2010-17, “Revenue Recognition (Topic 605), Milestone Method of Revenue Recognition” (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all of the necessary criteria to be considered substantive. Entities are not precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration.  The adoption of ASU 2010-17 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2010, the Company adopted ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. The adoption of ASU 2009-17 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2010, the Company adopted ASU No. 2009-13, “Revenue Recognition (Topic 605),  Multiple - Deliverable Revenue Arrangements, a consensus of EITF 08-01, Revenue Arrangements with Multiple Deliverables” (ASU 2009-13), which modifies the fair value requirements of ASC subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements” by providing principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. An estimated selling price method is introduced for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. The adoption of ASU 2009-13 did not have a material impact on the Company’s consolidated financial statements.

(b)       Recent accounting pronouncements
On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.
In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)” (ASU 2010-28). ASU 2010-28 addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-28 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.

3.	Inventories
	January 31	October 31
	2011	2010
Raw materials and supplies	$36,210	$29,820
Work-in-process	2,878	1,292
Finished goods	1,584	1,398
	40,672	32,510
Allowance for excess and obsolete inventory	(3,515)	(3,439)
Inventories	$37,157	$29,071

4.	Other Current Assets

As of January 31, 2011, other current assets include embedded derivative assets of $27.3 million (October 31, 2010 ― $10.5 million) (Note 11) as well as prepaid expenses and other of $5.3 million (October 31, 2010 ― $2.0 million).

5.	Long-Term Investments
	January 31	October 31
	2011	2010
Investment in Lumira Capital Corp. (a)	$922	$1,030
Investment in Celerion (b)	1,464	1,464
Other long-term investments (c)	1,737	1,557
Long-term investments	$4,123	$4,051

(a) Investment in Lumira Capital Corp. (Lumira)
Long-term investments include an investment in Lumira, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of Lumira other than to obtain its share of earnings and losses. During the first quarter of fiscal 2011, the Company reported equity loss of $0.1 million (2010 ― $0.1 million) from the investment in Lumira. The Company’s exposure to losses is limited to its investment of $0.9 million (October 31, 2010 ― $1.0 million).

Subsequent to January 31, 2011, the Company received $1.3 million in cash dividends from Lumira.

(b) Investment in Celerion, Inc. (Celerion)
On March 5, 2010, as part of the consideration for the sale of MDS Pharma Services Early Stage (Early Stage), Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 6(c)). Nordion’s ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has a fair value of $1.5 million as of January 31, 2011. The fair value has been determined based on an estimate of the fair value of the business sold using proceeds on sale and a discounted future cash flow model using cost of equity of comparable companies adjusted for risk.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitor the status of its relationship with Celerion. The fair value of the Company’s investment in Celerion and the Note (Note 6(c)) is currently estimated to be $18.9 million in aggregate. The Company’s maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(c) Other long-term investments
Other long-term investments include an available for sale investment in a marketable equity security with a fair value of $1.7 million as of January 31, 2011 (October 31, 2010 ― $1.6 million), which has been determined using a quoted market bid price in active markets.

Subsequent to January 31, 2011, the Company disposed of the above available for sale investment for cash proceeds of $1.7 million.

6.	Other Long-Term Assets
	January 31	October 31
	2011	2010
Restricted cash(a)	$33,005	$32,439
Financial instrument pledged as security on long-term debt(b)	41,519	39,986
Long-term notes receivable(c)	25,490	27,186
Pension assets (Note 18)	11,187	8,944
Goodwill	2,520	2,474
Other	981	-
Other long-term assets	$114,702	$111,029

(a)      Restricted cash
As of January 31, 2011, restricted cash includes $18.3 million (October 31, 2010 ― $17.4 million) of cash collateral for the Company’s outstanding letters of credit, $5.0 million (October 31, 2010 ― $5.0 million) of cash proceeds held in escrow related to the sale of MDS Pharma Services Phase II-IV and $9.7 million (October 31, 2010 ― $10.0 million) of funds for insurance liabilities.

(b)      Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of January 31, 2011 is $45.5 million (October 31, 2010 ― $43.9 million), of which $4.0 million (October 31, 2010 ― $3.9 million) is included in notes receivable in the consolidated statements of financial position. As of January 31, 2011, the fair value is $53.3 million (October 31, 2010 ― $52.4 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(c)       Long-term notes receivable
Atomic Energy of Canada Limited (AECL)
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable of $38.0 million after discounting, was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the long-term note receivable as of January 31, 2011 is $21.4 million (October 31, 2010 ― $24.0 million), of which $13.3 million (October 31, 2010 ― $13.1 million) is included in notes receivable in the consolidated statements of financial position. As of January 31, 2011, the fair value is $22.9 million (October 31, 2010 ― $25.7 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. All scheduled monthly payments due have been received.

Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received the Note with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum. Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a TSA that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note. The carrying value of the Note as of January 31, 2011 is $17.4 million
(October 31, 2010 – $16.2 million). The fair value of the Note as of January 31, 2011 is $17.4 million, which includes $4.5 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA and interest payments. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

7.	Accrued Liabilities
	January 31	October 31
	2011	2010
Employee-related accruals (Note 16)	$8,366	$13,031
FDA provision(a)	8,366	8,620
Captive insurance liability	6,655	6,402
Restructuring provision (Note 12)	5,420	7,356
AECL revenue share and waste disposal	4,024	6,677
Accrued transaction costs and closing adjustments for divestitures and discontinued operations	1,446	13,470
Accruals for dividends declared (Note 10)	6,524	-
Accruals for share repurchases (Note 10)	2,398	-
Other(b)	21,628	27,478
Accrued liabilities	$64,827	$83,034

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations are part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, the Company recorded payments of $0.2 million (2010 ― $0.6 million) for the three months ended January 31, 2011. As of January 31, 2011, management believes that the remaining provision of $8.4 million (October 31, 2010 ― $8.6 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs (Note 21).

(b)      Other includes derivative liabilities, royalties, tax reassessments and various miscellaneous payables.

8.	Long-Term Debt
		January 31	October 31
	Maturity	2011	2010
Total long-term debt	2010 to 2015	$45,730	$44,150
Current portion of long-term debt		(4,116)	(4,050)
Long-term debt		$41,614	$40,100

As of January 31, 2011, debt includes a non-interest-bearing Canadian government loan with a carrying value of $45.5 million (October 31, 2010 ― $43.9 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$4.0 million) per year with the remaining balance due April 1, 2015.  The fair value of this financial instrument is $53.5 million (October 31, 2010 ― $53.1 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 6(b)).

9.	Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

	Three months ended January 31
(number of shares in thousands)	2011	2010
Weighted average number of Common shares outstanding – basic	67,133	120,137
Impact of stock options assumed exercised	147	9
Weighted average number of Common shares outstanding – diluted	67,280	120,146
Basic and diluted earnings (loss) per share from continuing operations	$0.35	$(0.36)
Basic and diluted loss per share from discontinued operations	$(0.03)	$(0.83)

10.	Share Capital

As of January 31, 2011 the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if and when declared by the Company’s Board of Directors.

Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2010	67,238	$273,859
Repurchased	(316)	(3,458)
Cancelled	-	-
Balance as of January 31, 2011	66,922	$270,401

In January 2011, the Company announced a re-initiation of a normal course issuer bid (NCIB), which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 Common shares.  During the first quarter of fiscal 2011, the Company repurchased 316,364 common shares for a total cost of $3.5 million, which were cancelled subsequent to January 31, 2011.

In January 2011, the Company also declared a quarterly dividend at $0.10 per share, which will be paid on April 1, 2011 to the Company’s shareholders of record on March 17, 2011. The Company currently expects to pay approximately $6.5 million of its initial quarterly dividend.

11.	Financial Instruments and Financial Risk

Derivative instruments
The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges. The Company has also identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved.  Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

The following table provides the fair value of all Company derivative instruments:
	January 31 2011	October 31 2010
	Fair Value	Fair Value
Assets
Embedded derivatives(a)	$27,310	$10,520
Liabilities
Embedded derivatives(a)	$113	$1,955
(a) As of January 31, 2011 and October 31, 2010, total notional amounts for the Company’s certain supply contracts identified for embedded derivatives were approximately over $736 million and $700 million, respectively.

The following table summarizes the activities of the Company’s derivative instruments:
	Three months ended January 31
	2011	2010
Unrealized gain recorded in OCI relating to net investment hedge(a)	$-	$2,400
Reclassification of realized gain recorded in OCI relating to net investment hedge	$-	$(39,881)
Unrealized gain for embedded derivatives recorded in change in fair value of embedded derivatives(b)	$(18,615)	$(1,724)
(a)	No ineffectiveness was recorded in income for the three months ended January 31, 2011 and 2010 relating to the net investment hedge.
(b)Excludes unrealized loss for embedded derivatives related to the discontinued operations of $nil (2010 ― $0.5 million).

Credit risk
Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations.  Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of January 31, 2011, accounts receivable is net of an allowance for uncollectible accounts of $0.1 million (October 31, 2010 ― $0.2 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:
			As of January 31, 2011
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$2,600	$-	$-	$2,600
Available for sale (Note 5)	$1,737	$-	$-	$1,737
Derivative assets (Note 4)	$-	$4	$27,306	$27,310
Derivative liabilities (Note 7(b))	$-	$113	$-	$113

			As of October 31, 2010
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$7,600	$-	$-	$7,600
Available for sale (Note 5)	$1,557	$-	$-	$1,557
Derivative assets (Note 4)	$-	$6	$10,514	$10,520
Derivative liabilities (Note 7(b))	$-	$1,955	$-	$1,955

The following table presents the changes in the Level 3 fair value category:
				Three months ended January 31, 2011
Description	As of October 31 2010	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of January 31 2011
		Earnings	Other
Derivative assets (Note 4)	$10,514	$16,792	$-	$-	$	$27,306

				Three months ended January 31, 2010
Description	As of October 31 2009	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of January 31 2010
		Earnings	Other
Asset backed commercial paper	$10,713	$	$45	$-	$-	$10,758

12.	Restructuring Charges

The Company has undertaken a number of restructuring activities given its strategic repositioning activities in fiscal 2010 and 2009.

The restructuring (recovery) charges of $(0.3) million (2010 - $33.7 million) for the three months ended January 31, 2011 are primarily for a recovery on previously accrued severances. As of January 31, 2011, the restructuring provision of $9.6 million (October 31, 2010 ― $11.5 million) is included in accrued liabilities (Note 7) and other long-term liabilities in the consolidated statements of financial position. The fiscal 2010 restructuring activities have been substantially completed and the majority of the remaining restructuring provision is expected to be utilized in the first half of fiscal 2011, except for future rental payments which may extend over 4 years.

The table below provides an analysis of the Company’s restructuring activities related to its continuing operations until January 31, 2011.

	Expenses				Cumulative Activities		Balance as of January 31
	2011	2010	2009	Total	Cash	Non-Cash	2011
Workforce reductions	$(364)	$42,161	$9,306	$51,103	$(47,857)	$(832)	$2,414
Contract cancellation charges	56	7,175	-	7,231	(1,154)	1,129	7,206
Restructuring charges	$(308)	$49,336	$9,306	$58,334	$(49,011)	$297	$9,620

13.	Other Expenses, Net
	Three months ended January 31
	2011	2010
Research and development	$1,209	$1,020
Loss on sale of investment	-	278
Foreign exchange loss	1,199	2,974
Other(a)	(738)	(2,630)
Other expenses, net	$1,670	$1,642
 (a) Included in other is TSA revenue of $0.5 million (2010 ― $2.2 million) for the three months ended January 31, 2011, relating to the sales of MDS Pharma Services Phase II-IV, Central Labs and Early Stage.

14.	Income Taxes

With the completion of the strategic repositioning, management has been able to apply an estimated annual effective tax rate in calculating the quarterly income tax expense of the Company beginning with the three-month period ended January 31, 2011.  The annual effective tax rate is based upon the facts and circumstances known at each interim period.  On a quarterly basis, the estimated annual effective tax rate is revised as appropriate based upon changed facts and circumstances, if any, as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter.

For the three months ended January 31, 2011, the Company recognized tax expense of $8.5 million (2010 - $0.1 million) on pre-tax income from continuing operations of $31.9 million (2010 – $43.2 million pre-tax loss), which represents an effective tax rate of 26.5% (2010 -0.2%). The tax expense and related effective tax rate on continuing operations was determined by applying a 28.8% estimated annual effective tax rate to pre-tax income and then recognizing various discrete tax items. Discrete items primarily include adjustments for the differential between the current and deferred tax rate of 25.6% on the change in fair value of embedded derivatives for a rate differential of $0.6 million offset by a $0.1 million net recovery of prior period adjustments, reserves for uncertain tax positions and release of valuation allowance.

Income tax expense for the three months ended January 31, 2010 was reported by calculating a full and complete provision for income taxes for the period. Prior to the completion of the strategic repositioning in fiscal 2010, the complex and diverse operations of the Company prevented any reasonable estimation of an annual effective tax rate for those prior periods.

15.   Supplementary Cash Flow Information

Items not affecting cash flows comprise the following:
	Three months ended January 31
	2011	2010
Depreciation and amortization	$5,305	$6,792
Stock option compensation	251	2,480
Deferred income taxes	8,181	25,521
Equity loss	128	75
Change in fair value of embedded derivatives	(18,615)	(1,724)
Foreign currency transactional (gain) loss	(1,964)	2,899
Other	(7,094)	6,008
	$(13,808)	$42,051

Changes in operating assets and liabilities comprise the following:
	Three months ended January 31
	2011	2010
Accounts receivable	$4,681	$(278)
Inventories	(8,086)	(1,575)
Other current assets	(3,327)	(6,324)
Accounts payable and accrued liabilities	(13,188)	56,911
Income taxes	833	(34,107)
Deferred income and other long-term obligations	212	2,739
	$(18,875)	$17,366

16.	Stock-Based Compensation

Stock option plan
Stock-based compensation expense related to the Company’s stock option plan for the three months ended January 31, 2011 is $0.3 million (2010― $3.2 million), of which $0.3 million (2010 ― $nil) is included in selling, general and administration expenses and $nil (2010 ― $2.4 million) is in restructuring charges (Note 12) in “Income (loss) from continuing operations”, and $nil (2010 ― $0.8 million) is included in “Loss from discontinued operations, net of income taxes”.

During the three months ended January 31, 2011, the Company granted 6,500 (2010 – nil) C$ stock options at an average exercise price of $10.53, which vest 100% after three years from the grant date and have a seven year term.

The fair value of C$2.25 per share for the stock options granted during the three months ended January 31, 2011 was determined using Black-Scholes model based on the following assumptions:
2011
Risk-free interest rate	2.11%
Expected dividend yield	3.80%
Expected volatility	0.36
Expected time to exercise (years)	3.64

Incentive plans

Deferred share units (DSU)
On January 31, 2011, the Company granted 70,150 DSU to senior executive officers of the Company, which vest 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested DSU are payable upon termination of employment and will be settled in cash equal to the number of vested units multiplied by the five-day average closing Toronto Stock Exchange (TSX) share price up to and including the termination date. The Company records compensation expense and the corresponding liability each period based on vested units and changes in the market price of Common shares. There were only nominal compensation expense and liability recorded as of January 31, 2011.

Mid-term incentive plans
The MTIP (income) expense for the three months ended January 31, 2011 is $(0.1) million (2010 ― $10.3 million), of which $(0.1) million (2010 ― $0.2 million) is included in selling, general and administration expenses and $nil (2010 ― $5.6 million) is included in restructuring charges (Note 12) in “Income (loss) from continuing operations”, and $nil (2010 ― $4.5 million) is included in “Loss from discontinued operations, net of income taxes”.

17.	Accumulated Other Comprehensive Income
	January 31	October 31
	2011	2010
Accumulated other comprehensive income, net of income taxes, beginning of period	$174,360	$259,424
Foreign currency translation gain	6,012	203,227
Reclassification of realized foreign currency translation gain on divestitures	-	(42,122)
Unrealized gain on net investment hedges, net of tax of $nil and $nil, respectively	-	2,400
Realized gain on net investment hedge, net of tax of $nil and $16,271, respectively	-	(130,367)
Unrealized gain on available-for-sale assets, net of tax of $(92) and $(123), respectively	61	485
Pension liability adjustments, net of tax of $nil and $2,532, respectively	-	(11,869)
Repurchase and cancellation of Common shares	-	(106,852)
Other	-	34
Accumulated other comprehensive income, net of income taxes, end of period	$180,433	$174,360

18.	Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plans
All plans are funded and the Company uses an October 31st measurement date for its plans. The components of net periodic pension cost for these plans are as follows:
	Three months ended January 31
	2011	2010
Service cost	$671	$547
Interest cost	3,142	3,156
Expected return on plan assets	(4,143)	(3,971)
Recognized actuarial loss	65	108
Net periodic pension cost	$(265)	$(160)

The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2010. We are required to complete an updated actuarial valuation as of January 1, 2011 and although asset values have increased, due primarily to a decline in real interest rates, we currently expect funding requirements of approximately $8 million in each of the next five years to fund the solvency deficit. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

Other benefit Plans
Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The cost of other post-employment benefit plans is $0.2 million (2010 - $0.2 million) for the three months ended January 31, 2011.

19.	Segmented Information

Nordion operates as a global life sciences company with three business segments: Medical Isotopes, Targeted Therapies and Sterilization Technologies.  These segments are organized predominantly around the products and services provided to customers identified for the businesses.  Segmented information has been restated for prior years to conform to the new basis of segmentation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.  Management does not track or allocate assets on a business segment basis.  Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information.  Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

The information presented below is for continuing operations.
				Three months ended January 31, 2011
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$29,495	$17,819	$22,668	$-	$69,982
Direct cost of revenues	14,086	9,594	11,518	-	35,198
Selling, general and administration(a)	4,163	3,512	3,761	1,106	12,542
Other expense, net	182	1,219	181	88	1,670
Segment earnings (loss)	$11,064	$3,494	$7,208	$(1,194)	$20,572
Depreciation and amortization	1,757	1,937	1,584	27	5,305
Restructuring recovery, net					(308)
AECL arbitration and legal costs					3,606
Change in fair value of embedded derivatives					(18,615)
Operating income from continuing operations					$30,584
(a) excludes AECL arbitration and legal costs of $3.6 million

				Three months ended January 31, 2010
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$7,880	$14,752	$22,842	$-	$45,474
Direct cost of revenues	6,825	8,634	11,222	-	26,681
Selling, general and administration(b)	3,507	3,007	3,666	11,486	21,666
Other expense, net	(59)	952	(53)	802	1,642
Segment (loss) earnings	$(2,393)	$2,159	$8,007	$(12,288)	$(4,515)
Depreciation and amortization	1,202	1,796	1,179	2,615	6,792
Restructuring charges, net					33,677
AECL arbitration and legal costs					386
Change in fair value of embedded derivatives					(1,724)
Operating loss from continuing operations					$(43,646)
(b) excludes AECL arbitration and legal costs of $0.4 million

20.	Commitments and Contingencies

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 7) and certain other contingent liabilities in Montreal, Canada. Nordion has also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for certain U.S. employees, and lease obligations for the Montreal facility as well as two office locations in King of Prussia, Pennsylvania and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at approximately $5 million.

Indemnities and guarantees
In connection with various divestitures that the Company underwent, Nordion has agreed to indemnify various buyers for actual future damage suffered by the buyers related to breaches, by Nordion, of representations and warranties contained in the purchase agreements. In addition, Nordion has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate the Nordion’s exposure to certain of these potential liabilities, the Company maintains errors and omissions and other insurance. Nordion is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past, however the Company has had early discussions with buyers related to certain indemnities provided.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies, the Company’s joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement has arisen between the former partners (MDS Inc. and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to the Company could be approximately $10 million. The Company has filed a Statement of Defence and intend to vigorously defend this action. No provision has been accrued related to this disagreement as of January 31, 2011. Arbitration hearing of this matter has moved to the third quarter of fiscal 2011.

21.	Litigation

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 7). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5 million
(C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 7). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

During fiscal 2008, Nordion served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. Nordion concurrently filed a court claim against AECL and the Government of Canada. In this lawsuit, Nordion is seeking against AECL (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract relating to an agreement entered into with AECL in August 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, Nordion is seeking (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by Nordion to the Government of Canada under the Fair Debt Collection Practices Act (FDCPA); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. Nordion’s current emphasis is on the arbitration proceedings which continue broadly along the planned schedule. Hearings for the arbitration are expected to continue into the second half of fiscal 2011. The Company expects a decision from the panel thereafter.

22.	Subsequent Events
On February 21, 2011, the Company announced it has signed a share purchase agreement (SPA) with Best Medical Belgium (Best Medical) for the divestiture of the Company’s Belgian operations, MDS Nordion S.A. Pursuant to the SPA, Best Medical will acquire all of Nordion’s Belgian operations with the exception of the TheraSphere® business.

Pursuant to the terms of the SPA, Best Medical will acquire all the employees in Belgium, including related benefit and pension plans, except employees directly supporting the TheraSphere® business. Best Medical will also acquire the Belgian facilities, including current and future decommissioning and waste disposal requirements. Pursuant to the SPA, Nordion will leave an amount of capital in the business, currently estimated to be approximately $18 million. The final amount will be determined upon closing. We expect the transaction with Best Medical to be completed in the next several months. The transaction is subject to customary closing conditions and the confirmation by the regional government in Belgium that its decommissioning obligations related to the site being sold continue, as is, after the transfer of the shares from Nordion to Best Medical.

As of January 31, 2011, the assets associated MDS Nordion S.A. did not meet the criteria for presentation as assets held for sale in accordance with the accounting guidance for property, plant and equipment. In the second quarter of fiscal 2011, the Company expects to report the net assets of MDS Nordion S.A. at the lower of their carrying value or fair value less costs to sell as “Assets held for sale” in the consolidated statements of financial position and report the results of operations of MDS Nordion S.A. as “Discontinued operations, net of income taxes” in the consolidated statements of operations.

23.	Comparative Figures

Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.